JOSEPH M. MANNON OF COUNSEL 312-609-7883 jmannon@vedderprice.com

October 17, 2011

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kieran Brown
Christina DiAngelo

Re:	Nuveen North Carolina Premium Income Municipal Fund (the “Registrant” or
“Acquiring Fund”); File No. 333-176891

To The Commission:

On behalf of the Registrant, the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 relating to the issuance of common and preferred shares in connection with the proposed reorganizations (each, a Reorganization and collectively, the Reorganizations) of Nuveen North Carolina Dividend Advantage Municipal Fund, Nuveen North Carolina Dividend Advantage Municipal Fund 2 and Nuveen North Carolina Dividend Advantage Municipal Fund 3 (each, an “Acquired Fund” and collectively, the “Acquired Funds”) into the Acquiring Fund was filed on October 14, 2011. The Acquiring Fund and Acquired Funds are referred to herein each as a “Fund” and collectively as the “Funds.”

With respect to the Registrant’s initial Registration Statement filed on September 16, 2011, the staff of the Securities and Exchange Commission (“SEC”) provided comments by phone to the undersigned on October 11, 2011. Set forth below are the comments and the Registrant’s responses.

(1)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor.

Response: The Acquiring Fund believes that it will be the accounting survivor of the Reorganization. A more detailed analysis will be filed in the correspondence for the final Pre-Effective Amendment to the Registration Statement.

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales

October 17, 2011

(2)	Comment: In the Q/A section, please add disclosure as to why the Reorganizations may result in increased distributions to common shareholders.

Response: The requested disclosure has been added.

(3)	Comment: Confirm the address of the Funds as set forth on the cover page is correct.

Response: The address is correct.

(4)	Comment: Add the address on page iv on how shareholders of the Funds may obtain the reports without a charge.

Response: The requested change has been made.

(5)	Comment: On page 1, confirm that the board members elected by the preferred shares are elected for one year terms.

Response: The current disclosure is correct.

(6)	Comment: For Other Directorships held by Board Members During the Past Five Years, do not cross reference to the Principal Occupation Description.

Response: The requested change has been made.

(7)	Comment: Add additional disclosure in Investment Objectives and Policies on the difference between the investment objectives of the Acquiring Fund and Acquired Funds.

Response: Because each of the Funds invest primarily in North Carolina municipal obligations, the Registrant believes that there are no material differences between the investment objectives of the Funds. Accordingly, Registrant respectively declines to amend the disclosure.

(8)	Comment: In the paragraphs under the description of the Investment Adviser, add a statement that the basis for Board approval of the advisory and sub-advisory agreements are available in the annual or semi-annual shareholder report, and provide the period covered by the report.

Response: The requested change has been made.

October 17, 2011

(9)	Comment: Add the portfolio manager’s length of service as the portfolio manager for each Fund.

Response: The requested change has been made.

(10)	Comment: Present the Fund-Level and Complex-Level fees together in the Comparative Fee Table.

Response: The requested change has been made.

(11)	Comment: In the Comparative Fee Table, revise Interest and Related Expenses to include dividends on Preferred Shares.

Response: The requested change has been made.

(12)	Comment: For the Comparative Performance Information, please add since inception returns.

Response: The requested change has been made.

(13)	Comment: In Risk Factors – Market Discount from Net Asset Value, delete references to the net asset value being at a premium.

Response: Registrant believes that a factual description of the trading markets for closed-end fund shares (i.e., both below and above net asset value) is meaningful disclosure and puts the downside risk in context. The disclosure is consistent with disclosure of other Nuveen funds, and Registrant believes it is consistent with industry practice. Accordingly, Registrant declines to make the requested change.

(14)	Comment: Please explain why the Board considered potential benefits to Nuveen Fund Advisors and its affiliates as part of the Board’s deliberations.

Response: For the information of the staff, the Adviser presented this information to the Board so that the Board could consider whether the Reorganizations presented any conflicts of interest. This would include an assessment of whether the Adviser may benefit from the proposal. In addition, if there were any benefits, the Board would also have the opportunity to consider whether any adjustment to the Adviser’s fees would be appropriate in light of such benefits.

October 17, 2011

(15)	Comment: Please discuss whether or not the Board considered a Reorganization with a fund outside of the Nuveen Funds Complex.

Response: The discussion of the considerations of the Board included in the Proxy Statement/Prospectus is based on the written record contained in the minutes. Based on the written record, the Board did not consider a reorganization with an unaffiliated fund complex. The proposed Reorganizations were presented to the Board to address an overlap in closed-end funds product offerings in the Nuveen Funds Complex. Accordingly, the Adviser recommended the consolidation of the Funds to simplify its product offerings and to provide potential benefits to shareholders as a result of efficiencies arising from the larger size of the combined fund.

(16)	Comment: Detail any additional risks the Funds may be subject to as a result of a change in the fundamental policy under Proposal 4.

Response: The Registrant believes the existing disclosure adequately describes the proposed change in fundamental policy. In addition, it is desirable to maintain consistency with respect to this disclosure across the Nuveen Funds Complex.

The Registrant anticipates filing a final Pre-Effective Amendment to the Registration Statement the week of October 24, 2011 to file opinions and exhibits, and intends to seek acceleration on or about October 26th or as soon as practicable thereafter. A special meeting of shareholders to consider the proposed Reorganizations has been scheduled for December 16, 2011. The Registrant plans to mail the proxy materials to shareholders on or about November 4, 2011.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7883.

Sincerely,

/s/ Joseph M. Mannon

Joseph M. Mannon

JMM/cet